UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 4)*

EnerJex Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

292758208
(CUSIP Number)

John A. Loeffelbein
17871 Cody Street
Overland Park, KS  66062
Telephone: (913) 953-7743
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes.)

CUSIP No.: 292758208

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John A. Loeffelbein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 2,878,700
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 2,878,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN, HC

The following constitutes Amendment No. 4 to the Schedule 13D filed by the Reporting Person, originally filed under Working Interest Holding, LLC.  This Amendment No. 4 amends the Schedule 13D as specifically set forth below.  All other Items are unchanged.

ITEM 5.	Interest in Securities of the Issuer.

(a)              JAL indirectly owns 2,878,700 shares of common stock, representing approximately 2.6% of the Issuer's outstanding shares, through his ownership interests in Coal Creek Energy LLC.

(b)              JAL may be deemed to share the power to vote and dispose of the 2,878,700 shares owned by Coal Creek Energy LLC.

The information required by Item 2 with regard to Coal Creek Energy LLC is as follows:

1.
Item 2(a)-(c), (f): Coal Creek Energy LLC, a Kansas limited liability company.  The principal business address of Coal Creek Energy LLC is located at 17871 Cody Street, Overland Park, Kansas 66062.  The principal businesses of Coal Creek Energy LLC are oil and natural gas exploration and development activities and to hold the interests of Issuer's securities and other investments.

2.
Item 2(d)-(e):  During the last 5 years neither Coal Creek Energy LLC nor JAL has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           During the sixty (60) days prior to the date of this filing, Coal Creek Energy LLC made the following open market dispositions of the Issuer’s common stock through Frontier Wealth Management, a registered broker/dealer:

Date of Transaction	Amount of Shares Sold	Price Per Share
12/12/2013	1,000	$0.509
12/12/2013	3,864	$0.500
12/12/2013	1,000	$0.509
12/13/2013	1,000	$0.484
12/13/2013	3,000	$0.470
12/17/2013	636	$0.480
12/17/2013	1,000	$0.480
12/17/2013	1,636	$0.470
12/17/2013	3,364	$0.470
12/17/2013	1,000	$0.480
12/17/2013	2,636	$0.470
12/17/2013	2,364	$0.470
12/17/2013	500	$0.470
12/17/2013	10,000	$0.470
12/17/2013	3,500	$0.470
12/17/2013	1,000	$0.480
1/9/2014	1,000	$0.564
1/9/2014	1,000	$0.564
1/9/2014	1,000	$0.560

1/10/2014	1,000	$0.510
1/10/2014	3,400	$0.492
1/10/2014	8,100	$0.490
1/17/2014	1,000	$0.506
1/17/2014	14,000	$0.500
1/17/2014	1,000	$0.504
1/17/2014	1,000	$0.504
1/17/2014	1,000	$0.504
1/17/2014	12,000	$0.500
1/21/2014	1,000	$0.496
1/21/2014	1,000	$0.496
1/21/2014	5,000	$0.490
1/23/2014	1,000	$0.532
1/23/2014	1,000	$0.532
1/23/2014	1,000	$0.532
1/23/2014	1,000	$0.532
1/23/2014	1,000	$0.532
1/23/2014	1,000	$0.532
1/23/2014	1,000	$0.532
1/23/2014	1,000	$0.532
1/23/2014	9,500	$0.510
1/24/2014	1,000	$0.536
1/24/2014	1,000	$0.528
1/24/2014	1,000	$0.528
1/24/2014	1,000	$0.528
1/24/2014	1,000	$0.528
1/24/2014	4,000	$0.520
1/27/2014	1,000	$0.536
1/27/2014	4,000	$0.530
1/27/2014	9,945	$0.520
1/27/2014	1,000	$0.512
1/27/2014	1,000	$0.512
1/27/2014	1,000	$0.512
1/27/2014	1,000	$0.512
1/27/2014	1,000	$0.512
1/28/2014	1,000	$0.504
1/28/2014	10,055	$0.500
2/5/2014	1,000	$0.508
2/5/2014	6,000	$0.500
2/6/2014	1,000	$0.508
2/6/2014	7,500	$0.500

2/7/2014	1,000	$0.501
2/7/2014	1,000	$0.501
2/7/2014	5,000	$0.491
2/7/2014	1,000	$0.491
2/10/2014	1,000	$0.498
2/10/2014	1,000	$0.498
2/10/2014	3,000	$0.490
2/10/2014	1,000	$0.506
2/10/2014	5,800	$0.500
2/11/2014	1,000	$0.504
2/11/2014	1,000	$0.504
2/11/2014	5,500	$0.500
2/14/2014	1,000	$0.504
2/14/2014	7,500	$0.500

(d)           Not applicable.

(e)           As of November 14, 2013, Mr. Loeffelbein/Coal Creek Energy LLC ceased to be the beneficial owner of more than 5% of the common stock of Issuer, based upon 109,255,443 shares of the Issuer’s common stock outstanding on November 14, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013.

ITEM 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 14, 2014

/s/ John A. Loeffelbein John A. Loeffelbein